MEDIA CONTACT:      ROBERT R. TOOTHMAN
                         (219) 273-7552 OR (412) 391-1469

     ANALYST CONTACT:    JOSEPH A. RAINIS
                         (219) 273-7158

                   NATIONAL STEEL CORPORATION ANTICIPATES
                 RECORDING ADJUSTMENT OF $120-$135 MILLION

     Mishawaka, IN, January 10, 1994 -- National Steel Corporation s (NYSE: NS) Vice President and Chief Financial Officer, Richard E. Newsted, said today that the corporation anticipates recording fourth quarter adjustments which are expected to range between $120-$135 million.

     The largest portion of these adjustments, approximately $90-100 million, relates to the recognition of certain liabilities resulting from the corporation s intention to temporarily idle National Steel Pellet Company, a wholly-owned subsidiary.

     Mr. Newsted also noted two other planned adjustments that would have a lesser financial impact:

          * A LIFO inventory adjustment of approximately $15 million caused by the depletion of higher cost iron ore pellet inventory levels resulting from the temporary idling of National Steel Pellet Company, along with the shift in cost and mix of the corporation s steel inventory levels; and

          * Early adoption of Statement of Financial Accounting Standards No. 112, Employers Accounting for
               Postemployment Benefits  of $15-20 million.

     Finally, Mr. Newsted said the corporation will lower the discount rate used to calculate its pension liabilities to 7.50% from 8.75% in order to reflect the current interest rate environment. He said the discount rate adjustment would have no impact on National s income statement and could minimally impact shareholders equity.

     The company intends to announce its 1993 results on or about
     January 26, 1994.

     National is the nation s fourth largest integrated steel producer with annual shipments of about 5 million tons of flat rolled products. The company has steel mills in Ecorse, Michigan, near Detroit; Granite City, Illinois, near St. Louis; and Portage Indiana, near Chicago. The company is headquartered in Mishawaka, Indiana, and employs about 10,000 people.